Exhibit 99.1

MICROPOLIS HOLDING COMPANY

Balance Sheets

(Unaudited)

	Notes	June 30, 2025		December 31, 2024
		USD	AED	AED
ASSETS
Non-current assets
Property and equipment	5	1,930,564	7,089,030	4,111,784
Intangible assets	6	19,386	71,187	37,585
Right of use asset	7	234,871	862,446	1,343,361
		2,184,821	8,022,663	5,492,730
Current assets
Trade receivables	8	8,393	30,820	47,250
Other receivables	9	283,791	1,042,081	872,080
Advance Payment to Suppliers	9	174,208	639,691	3,381,872
Cash and cash equivalents	10	4,239,027	15,565,708	47,837
		4,705,419	17,278,300	4,349,039
TOTAL ASSETS		6,890,240	25,300,963	9,841,769

EQUITY (DEFICIT) AND LIABILITIES
EQUITY (DEFICIT)
Share capital
Ordinary stock, $0.0001 par value 34,888,447 and 30,000,000 shares, authorized shares 200,000,000	21	3,489	12,811	11,016
Additional paid in capital		18,960,298	69,622,214	18,856,437
Accumulated deficit		(16,790,196)	(61,653,598)	(49,602,966)
TOTAL EQUITY (DEFICIT)		2,173,591	7,981,427	(30,735,513)
LIABILITIES
Non-current liabilities
Contract liabilities	14	3,820,529	14,028,981	14,028,981
Employees’ end-of-service benefits	12	176,797	649,199	611,777
Payable for shares	11	27,233	100,000	100,000
Lease liability	15	43,078	158,184	504,048
Total non-current liabilities		4,067,637	14,936,364	15,244,806

Current liabilities
Trade and other payables	13	279,184	1,025,162	3,214,271
Due to related parties	11	170,131	624,721	21,241,387
Lease liability	15	199,697	733,289	876,818
		649,012	2,383,172	25,332,476
Total liabilities		4,716,649	17,319,536	40,577,282
TOTAL EQUITY (DEFICIT) AND LIABILITIES		6,890,240	25,300,963	9,841,769

The accompanying notes are an integral part of these unaudited financial statements.

MICROPOLIS HOLDING COMPANY

Statement of Comprehensive Loss

For the six months ended June 30, 2025 and 2024

(Unaudited)

	Notes	June 30, 2025		June 30, 2024
		USD	AED	AED
Revenue	16	16,080	59,044	32,796

Cost and operating expenses:

Cost of revenue	17	(8,090)	(29,707)	(10,020)
Research and development	17	(259,398)	(952,509)	(1,781,994)
Administrative expenses	17	(2,479,087)	(9,103,199)	(8,741,474)
Marketing expenses	17	(427,677)	(1,570,429)	(726,740)
Profit distribution expenses	17	(7,989)	(29,337)	-
Operating loss		(3,166,161)	(11,626,137)	(11,227,432)

Other income	18	1,356	4,978	17,727
Finance expense	18	(116,959)	(429,473)	(357,443)
Loss for the period		(3,281,764)	(12,050,632)	(11,567,148)

Other comprehensive income		-	-	-
Total comprehensive loss for the period		(3,281,764)	(12,050,632)	(11,567,148)

Loss per share- basic and diluted		(0.10)	(0.38)	(0.39)

Weighted average number of ordinary shares outstanding - basic and diluted		32,052,243	32,052,243	30,000,000

The accompanying notes are an integral part of these unaudited financial statements.

MICROPOLIS HOLDING COMPANY

Statement of Changes In Equity (Deficit)

For the six months ended June 30, 2025 and 2024

(Unaudited)

	Note	Number of ordinary shares outstanding	Ordinary shares	Additional paid in capital	Accumulated deficit	Total
			AED	AED	AED	AED
As at December 31, 2023 (AED)		30,000,000	11,016	17,309,994	(27,308,549)	(9,987,539)

Fair value adjustment on origination of liability below market interest rates	11	-	-	1,034,959	-	1,034,959
Loss for the period		-	-	-	(11,567,148)	(11,567,148)
As at June 30, 2024 (AED)		30,000,000	11,016	18,344,953	(38,875,697)	(20,519,728)

As at December 31, 2024 (AED)		30,000,000	11,016	18,856,437	(49,602,966)	(30,735,513)

Fair value adjustment on origination of liability below market interest rates	11	-	-	28,433	-	28,433
Loss for the period		-	-	-	(12,050,632)	(12,050,632)
Proceeds from ordinary share issuance, net	21	3,875,000	1,423	50,737,716	-	50,739,139
Ordinary stock issued for cashless exercise of warrants	21	1,013,447	372	(372)	-	-
As at June 30, 2025 (AED)		34,888,447	12,811	69,622,214	(61,653,598)	7,981,427
As at June 30, 2025 (USD)		34,888,447	3,489	18,960,298	(16,790,196)	2,173,591

The accompanying notes are an integral part of these unaudited financial statements.

MICROPOLIS HOLDING COMPANY

Statement of Cash Flows

For the six months ended June 30, 2025 and 2024

(Unaudited)

	Notes	June 30, 2025		June 30, 2024
		USD	AED	AED
Cash flow from operating activities
Loss for the period		(3,281,764)	(12,050,632)	(11,567,148)

Adjustments for:
Depreciation of property and equipment	5	175,412	644,112	487,543
Amortization of intangible assets	6	1,972	7,242	4,118
Depreciation of right-of-use asset	7	130,968	480,915	475,543
Provision for employees’ end-of-service benefits	12	26,187	96,160	102,293
Finance expense	18	116,959	429,473	357,443
Operating loss before working capital changes		(2,830,266)	(10,392,730)	(10,140,208)

Changes in working capital
(Increase)/decrease in Trade receivables	8	4,474	16,430	-
(Increase)/decrease in other receivables	9	(46,297)	(170,001)	(493,480)
Decrease/(increase) in advance payment to suppliers	9	746,781	2,742,181	(423,322)
Increase/(decrease) in trade and other payables	13	(596,163)	(2,189,109)	1,058,077
Increase/(decrease) in Contract liabilities	14	-	-	3,663,959
Employees’ end of service benefits paid	12	(15,996)	(58,738)	(14,395)
Net cash flows used in operating activities		(2,737,467)	(10,051,967)	(6,349,369)

Cash flows from investing activities
Acquisition of property and equipment	5	(986,209)	(3,621,358)	(1,706,951)
Acquisition of intangible assets	6	(11,123)	(40,844)	(47,716)
Net cash flows used in investing activities		(997,332)	(3,662,202)	(1,754,667)

Cash flows from financing activities
Proceeds from ordinary share issuance, net	21	13,817,848	50,739,139	-
Decrease in due to related parties	11	(6,253,050)	(22,961,201)	(56,642)
Increase in due to related parties	11	533,262	1,958,126	8,771,740
Increase in short-term borrowings	11	-	-	149,000
Decrease in short-term borrowings	11	-	-	(149,000)
Lease payments made during the period	15	(137,262)	(504,024)	(498,347)
Net cash flows generated from financing activities		7,960,798	29,232,040	8,216,751

Net increase in cash and cash equivalents		4,225,999	15,517,871	112,715
Cash and cash equivalents at the beginning of the period	10	13,028	47,837	68,372
Cash and cash equivalents at the end of the period		4,239,027	15,565,708	181,087

Cash paid in interest expense	18	3,984	14,631	25,493

The accompanying notes are an integral part of these unaudited financial statements.

MICROPOLIS HOLDING COMPANY

Notes to the Unaudited Financial Statements
For the six months ended June 30, 2025 and 2024

1. LEGAL STATUS AND BUSINESS ACTIVITIES

When used in these notes, the terms “Micropolis Holding Company,” “Company,” “we,” “us,” and “our,” mean Micropolis Holding Company and its wholly-owned subsidiary included in our unaudited interim consolidated financial statements (“financial statements”).

Micropolis Holding Company ( “Micropolis Cayman”), was formed and registered in Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands under registration No. 397831 in February 2023. The registered office of the Company is at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. The management and control of the Company is vested with the board of Directors.

Micropolis Robotics FZ-LLC (formerly Micropolis Digital Development FZ-LLC) (“Micropolis Dubai”), our wholly-owned subsidiary, is a robotics manufacturer founded in 2014, based in the United Arab Emirates (“UAE”) with its headquarters located in Dubai Production City, Dubai, UAE. We specialize in developing autonomous mobile robots (“AMRs”) that utilize wheeled electric vehicle (“EV”) platforms and are equipped with autonomous driving capabilities.

On June 18, 2025 the name of the company was changed from Micropolis Digital Development FZ-LLC to Micropolis Robotics FZ-LLC.

The Company is currently a pre-revenue organization since most of our existing projects are collaborative in nature and we do not anticipate earning substantial revenues until such time as we enter into commercial production for our robotics, which is expected to be by the fourth quarter of 2025.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Micropolis Dubai. All intercompany balances and transactions are eliminated.

Nature of Operations

The Company specializes in the creation of Autonomous Mobile Robots, which are utilized as Autonomous Police Patrols Robots and other commercialized robotic applications. The Company is actively partnering with Dubai Police to develop these advanced robotic systems, including two types of autonomous mobile robots and an advanced security software named Microspot.

Business Strategy

The Company focuses on leveraging cutting-edge technology and strategic partnerships to create innovative robotic solutions aimed at enhancing security and operational efficiency in various environments. The successful development and deployment of these technologies are expected to position the Company as a leader in the autonomous robotics industry.

2. GOING CONCERN ASSUMPTION

The Company incurred a loss of AED 12,050,632 during the period ended June 30, 2025. Current assets exceeded current liabilities by AED 14,895,128 as at June 30, 2025. Notwithstanding these considerations, the Company’s financial statements have been prepared on a going concern basis. The Board of Directors has received assurances that the Company will continue to have access to the necessary financial resources to meet its obligations as they fall due. Funding is expected to be maintained through a combination of existing shareholder support, including shareholder loans, and operating revenues. In addition, the Company is actively evaluating alternative equity financing opportunities in public market, including engagement with institutional investors, to further strengthen its capital position.

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES

A summary of the material accounting policies, is set out below:

Basis of preparation and consolidation

These financial statements for the six months ended June 30, 2025 have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Company’s last annual consolidated financial statements at and for the year ended December 31, 2024. They do not include all of the information required for a complete set of financials statements prepared in accordance with IFRS Accounting Standards and should be read in conjunction with the most recent annual consolidated financial statements for the year ended December 31, 2024 filed on Form 20-F.

Our year-end is December 31.

These consolidated financial statements include the accounts of the registrant, Micropolis Holding Company, and its wholly owned subsidiary, Micropolis Robotics FZ-LLC (formerly Micropolis Digital Development FZ-LLC). All intercompany transactions and balances have been eliminated.

These financial statements were authorized for issue by the Company’s board of directors on October 23, 2025

Accounting convention

These financial statements have been prepared in accordance with the historical cost convention and the accruals basis.

Basis of Consolidation

These financial statements include the accounts of the registrant, Micropolis Holding Company, and its wholly owned subsidiary, Micropolis Robotics FZ-LLC (formerly Micropolis Digital Development FZ-LLC). All intercompany transactions and balances have been eliminated.

Functional and reporting currency

These financial statements are presented in United Arab Emirates dirham (AED), which is the Company’s functional and reporting currency.

Convenience rate presentation — Unites States Dollars

Translations of balances in the consolidated balance sheets, consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders’ equity (deficit) and consolidated statements of cash flows from AED into United States dollars (“US dollars”, “USD”, “$”) as of June 30, 2025 are solely for the convenience of the readers and are calculated at the rate of $1.00 = AED3.672 representing the exchange rate set forth on June 30, 2025. AED has been pegged to the US dollar at the rate of $1.00 to AED3.672 since 1997. No representation is made that the AED amounts could have been, or could be, converted, realized or settled into US dollar at such rate, or at any other rate.

Foreign currency transactions and translations

Foreign currency transactions are translated into AED using the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into AED using the exchange rate prevailing on the reporting date. Gains and losses from foreign currency transactions are taken to the statement of comprehensive income.

Financial instruments

Financial assets and financial liabilities are recognised when the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognised when it is extinguished, discharged, cancelled or expires.

Except for those receivables that do not contain a significant financing component and are measured at the transaction price in accordance with IFRS 15, all financial assets are initially measured at fair value adjusted for transaction costs (where applicable).

Financial assets, other than those designated and effective as hedging instruments, are classified into the following categories:

●	amortised cost

●	fair value through profit or loss (FVTPL)

●	fair value through other comprehensive income (FVOCI).

The above classification is determined by both:

i.	the Company’s business model for managing the financial asset

ii.	the contractual cash flow characteristics of the financial asset.

All income and expenses relating to financial assets are recognised in statement of comprehensive income and included as finance costs or interest income, except for allowance against trade receivables which is presented within general and administrative expenses.

Financial assets are measured at amortised cost if the assets meet the following conditions (and are not designated as FVTPL):

●	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows; and

●	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, these are measured at amortised cost using the effective interest method.

The Company’s cash and cash equivalents, trade receivables, other receivables (excluding prepaid expenses and advances), and due from related parties fall into this category of financial instruments.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, and balance with banks.

Trade receivables

Trade receivables are stated at original invoice amount less allowance as per the expected credit loss model. Bad debts are written off when there is no possibility of recovery.

The Company makes use of a simplified approach in accounting for trade receivables and records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. In calculating the allowance, the Company uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix.

The Company assesses impairment of trade receivables on a collective basis as they possess shared credit risk characteristics and they have been grouped based on the days past due.

Related party transactions and balances

The Company enters into transactions with parties that fall within the definition of a related party as contained in IFRS. Related parties comprise companies and entities under joint or common management, ownership or control, their partners and key management personnel.

Impairment of financial assets

IFRS 9’s impairment requirements use more forward-looking information to recognise expected credit losses — the expected credit loss (“ECL”) model. Instruments within the scope of the new requirements include financial assets measured at amortised cost. Recognition of credit losses is no longer dependent on the Company first identifying a credit loss event, instead the Company considers a broader range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, and reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.

In applying this forward-looking approach, a distinction is made between:

●	Stage 1 covers the financial assets that have not deteriorated significantly in credit quality since initial recognition or that have low credit risk;

●	Stage 2 covers the financial assets that have deteriorated significantly in credit quality since initial recognition and whose credit risk is not low; and

●	Stage 3 covers the financial assets that have objective evidence of impairment at the reporting date.

“12-month expected credit losses” are recognised for the first category while ‘lifetime expected credit losses’ are recognised for the second category. Measurement of the expected credit losses is determined by a probability-weighted estimate of credit losses over the expected life of the financial instrument.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment losses, if any. Costs include expenditure that is directly attributable to the acquisition and bringing the asset to its working condition.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. When a part of an asset is replaced and the cost of the replaced asset is capitalized, the carrying amount of the replaced part is derecognised. All other repairs and maintenance are recognised in the statement of comprehensive income during the financial period in which they are incurred.

Depreciation of assets is calculated using the straight-line method to allocate their cost over their estimated useful lives as follows:

Assets	Years
Office furniture	3
Computers	4
Office equipment	5
Fit out and fixtures	10

Depreciation is charged from the date the asset is available for use up to the date the asset is disposed of. Gains and losses and property and equipment are recognized as other income in the statement of comprehensive income in the period in which they occur.

Intangible assets

Intangible assets are stated at cost less accumulated amortisation and impairment losses. The amount paid for acquiring business premises is amortised using the straight-line method over its estimated useful life of 4 years.

Impairment of non-financial assets

The Company assesses at each reporting date whether there is any indication that an asset may be impaired based on IAS 36. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset’s recoverable amount.

An asset’s recoverable amount is the higher of an asset or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the cash-generating unit to which the asset belongs is used. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Provisions

Provisions are recognised when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

Contingent liabilities

A contingent liability is disclosed when the Company has a possible obligation as a result of past events, the existence of which will be confirmed only by the occurrence or non-occurrence, of one or more uncertain future events, not wholly within the control of the Company; or when the Company has a present legal or constructive obligation, that arises from past events, but it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or the amount of the obligation cannot be measured with sufficient reliability.

Income taxes

Income tax expense comprises current and deferred tax. Deferred tax is recognized in the statements of income and comprehensive income except to the extent that they relate to items recognized directly in equity or in other comprehensive income or loss.

Current income tax is the expected tax payable or receivable in respect of the taxable income or loss for the period, using income tax rates enacted or substantively enacted at the reporting date, and any adjustments to tax payable in respect of previous periods.

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their related tax bases. However, deferred tax is not provided on the initial recognition of goodwill or on the initial recognition of an asset or liability unless the related transaction is a business acquisition or affects tax or accounting profit. The deferred tax assets and liabilities have been measured using substantively enacted tax rates that will be in effect when the amounts are expected to settle. Deferred tax assets are only recognized to the extent that it is probable that they will be able to be utilized against future taxable income. The assessment of the probability of future taxable income in which deferred tax assets can be utilized is based on the Company’s latest approved forecast, which is adjusted for significant non-taxable income and expenses and specific limits to the use of any unused tax loss or credit. If a positive forecast of taxable income indicates the probable use of a deferred tax asset, especially when it can be used without a time limit, that deferred tax asset is usually recognized in full. The recognition of deferred tax assets that are subject to economic limits or uncertainties are assessed individually by management based on the specific facts and circumstances.

Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority. Changes in deferred tax assets or liabilities are recognized as a component of income or expense in the statements of income and comprehensive income, except where they relate to items that are recognized in other comprehensive income or loss or directly in equity.

The Corporate Tax Rate in Cayman Islands stands at 0%. Generally, UAE businesses will be subject to a 9% Corporate tax rate, however a rate of 0% will be applied to taxable income not exceeding AED 375,000 or to certain types of entities, as prescribed by way of a Cabinet Decision.

Employees’ end-of-service benefits

Provision is made for the end-of-service benefits due to employees in accordance with U.A.E Labour Law for their periods of service up to the reporting date. The provision for the end-of-service benefits is calculated annually based on their current basic remuneration.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated under the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

●	fixed payments, including in-substance fixed payments;

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

●	amounts expected to be payable under a residual value guarantee; and

●	the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal policy if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost under the effective interest method. It is remeasured where there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised-in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to nil.

Short-term leases and leases of low-value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Revenue recognition

Revenue is recognized at a point in time, when (or as) the Company satisfies performance obligations by providing the promised services to its customers.

To determine whether to recognise revenue, the Company follows a 5-step process:

i.	Identifying the contract with a customer;

ii.	Identifying the performance obligations;

iii.	Determining the transaction price;

iv.	Allocating the transaction price to the performance obligations; and

v.	Recognising revenue when performance obligation(s) are satisfied

Revenue is recognized when the company delivers products.

Related costs are expensed as incurred. These include materials, salaries, and wages that are directly associated with the delivery of the products.

Contract liability

Advance payments are recorded when payment receipt occurs prior to our products deliver; such advance payments are recognized as revenue in the period in which the products are provided.

New Standards and amendments issued but not yet effective

Presentation and Disclosure in Financial Statements — IFRS 18

In April 2024, the IASB issued IFRS 18, which will replace IAS 1 - Presentation of Financial Statements. The standard aims to improve the manner in which companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, specifically introducing additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation and disaggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from 1 January 2027. Companies are permitted to apply IFRS 18 before that date. The Company is evaluating the impact of the above amendments on its consolidated financial statements.

4. USE OF JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

The preparation of financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. Estimates and judgments are continually evaluated and are based on historic experience, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the year in which the estimate is revised if the revision affects only that year or in the year of the revision and future years if the revision affects both current and future years.

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are as follows:

Expected credit loss allowance against trade receivables

An allowance against trade receivables is recognised as per IFRS 9 considering the pattern of receipts from, and the future financial outlook of, the concerned customer. In measuring the expected credit losses, the trade receivables have been assessed on a collective basis as they possess shared credit risk characteristics. They have been grouped based on the credit period and the days past due.

Allowance for related party balances

The Company reviews related party balances on a regular basis and considers the recoverability and impairment of such amounts and recognises an allowance as per IFRS 9 for such balances where the amount from related party is not recoverable. It is reviewed by the management on a regular basis.

Useful lives and residual values of property and equipment

The Company reviews the useful lives and residual values of property and equipment on a regular basis. Any changes in estimates may affect the carrying amounts of the respective items of property and equipment with a corresponding effect on the related depreciation charge.

Leases

The Company exercises judgment in determining the approximate lease term on a lease by lease basis. The Company considers all facts and circumstances that may create an economic incentive to exercise renewal options and also evaluated the economic incentive related to continuation of existing leaseholds. The Company is also required to estimate specific criteria in order to estimate the carrying amount of right-of-use assets and lease liabilities including the incremental borrowing rate and effective interest rate.

5. PROPERTY AND EQUIPMENT

5.1 Cost

	Balance as at December 31, 2024	Additions	Disposals/ transfers	Balance as at June 30, 2025
	AED	AED	AED	AED
Office furniture	319,411	5,600	-	325,011
Computers	715,344	-	-	715,344
Office equipment	3,358,382	3,615,758	-	6,974,140
Fit out and fixtures	2,326,372	-	-	2,326,372
Totals (AED)	6,719,509	3,621,358	-	10,340,867
Totals (USD)	1,829,932	986,209	-	2,816,140

5.2 Depreciation

	Balance as at December 31, 2024	Additions	Disposals/ transfers	Balance as at June 30, 2025
	AED	AED	AED	AED
Office furniture	232,969	30,453	-	263,422
Computers	444,963	67,848	-	512,811
Office equipment	1,329,065	430,449	-	1,759,514
Fit out and fixtures	600,728	115,362	-	716,090
	2,607,725	644,112	-	3,251,837
Amount in USD	710,165	175,412	-	885,577

5.3 Net book value

	June 30, 2025		December 31, 2024
	USD	AED	AED
Office furniture	16,773	61,589	86,442
Computers	55,156	202,533	270,381
Office equipment	1,420,105	5,214,626	2,029,317
Fit out and fixtures	438,530	1,610,282	1,725,644
	1,930,564	7,089,030	4,111,784

6. INTANGIBLE ASSETS, NET

	June 30, 2025		December 31, 2024
	USD	AED	AED
Balance at the beginning of the year	10,236	37,585	-
Addition during the period	11,122	40,844	47,716
Disposals during the period	-	-	-
Amortization for the period	(1,972)	(7,242)	(10,131)
Balance at the end of the period	19,386	71,187	37,585

7. RIGHT OF USE ASSET

	June 30, 2025		December 31, 2024
	USD	AED	AED
Asset capitalized
Balance at the beginning of the year	1,147,725	4,214,447	4,030,844
Capitalized during the period	-	-	183,603
	1,147,725	4,214,447	4,214,447
Depreciation
As at the beginning of the year	781,886	2,871,086	1,889,647
Charge for the period	130,968	480,915	981,439
	912,854	3,352,001	2,871,086
Net book value	234,871	862,446	1,343,361

The following are the amounts recognized in the statement of comprehensive income.

	June 30, 2025		December 31, 2024
	USD	AED	AED
Depreciation of the right of use assets	130,968	480,915	981,439
Interest expenses on leased assets	3,984	14,631	46,480
Total amount recognized in the statement of comprehensive income	134,952	495,546	1,027,919

7.1 The right of use asset had been capitalized with the incurred initial broker commission of AED 35,000 to obtain the lease agreement.

8. TRADE RECEIVABLES

	June 30, 2025		December 31, 2024
	USD	AED	AED
Trade receivables	19,617	72,033	88,463
Less: expected credit losses allowance	(11,224)	(41,213)	(41,213)
	8,393	30,820	47,250

8.1 Trade receivables are non-interest bearing and are generally on 90 days terms (refer to Note 20) after which date trade receivables are considered to be past due. It is not the practice of the Company to obtain collateral over receivables.

8.2 As at June 30, 2025 and December 31 2024, the ageing analysis of trade receivables was as follows:

		Not past due		Past due
	Total	0 – 90 days	91 – 360 days	Over 360 days
June 30, 2025 (AED)	72,033	30,820	—	41,213
June 30, 2025 (USD)	19,617	8,393	—	11,224
December 31, 2024 (AED)	88,463	47,250	—	41,213

8.3 Expected credit losses on trade receivables as per IFRS 9

The Company applies the IFRS 9 simplified model of recognizing lifetime expected credit losses for all trade receivables as these items do not have a significant financing component.

In measuring the expected credit losses, the trade receivables have been assessed on a collective basis as they possess shared credit risk characteristics. They have been grouped based on the credit year and the days past due.

The expected loss rates are based on the payment profile for sales over the past 12 months as well as the corresponding historical credit losses during that year. The historical rates are adjusted to reflect current and forward-looking macroeconomic factors affecting the customer’s ability to settle the amount outstanding.

Trade receivables are written off (i.e. derecognized) when there is no reasonable expectation of recovery. Failure to make payments within 90 days from the invoice date and failure to engage with the Company on alternative payment arrangement amongst others is considered indicators of no reasonable expectation of recovery.

On the above basis, the expected credit loss for trade receivables as at June 30, 2025 and December 31 2024 was determined using the provision matrix as follows:

Ageing analysis of trade receivables	Default rate %	Trade receivables AED	Provision as per IFRS 9 AED
As at June 30, 2025
0-90 days	0%	30,820	-
Over 360 days	100%	41,213	41,213
Amount in AED		72,033	41,213

Amount in USD		19,617	11,224

As at December 31, 2024
Over 360 days	100%	41,213	41,213

8.4 The movement in allowance against trade receivables was as follows:

	June 30, 2025		December 31, 2024
	USD	AED	AED
Balance at the beginning of the year	11,224	41,213	41,213

Provision during the period	-	-	-
Balance at the end of the period	11,224	41,213	41,213

9. OTHER RECEIVABLES

	June 30, 2025		December 31, 2024
	USD	AED	AED
Bank guarantee	25,654	94,200	94,200
Prepayments *	121,456	445,987	262,701
Other deposits	44,132	162,051	286,823
VAT receivable	87,520	321,372	216,766
Other	5,029	18,471	11,590
	283,791	1,042,081	872,080

*	Prepayments:

The Company has prepayments totaling AED 445,987 as of June 30, 2025, classified as follows:

1 – Prepaid Rent:	AED	189,780
2 – Prepaid Medical Insurance:	AED	146,138
3 – Prepaid Rent Services Charge:	AED	31,702
4 – Prepaid Subscriptions:	AED	68,155
5 – Prepaid Equipment Rental:	AED	3,539
6 – Prepaid Equipment Insurance:	AED	6,673

The Company has prepayments totaling AED 262,701 as of December 31, 2024, classified as follows:

1 – Prepaid Rent:	AED	84,728
2 – Prepaid Medical Insurance:	AED	32,939
3 – Prepaid Rent Services Charge:	AED	95,107
4 – Prepaid Subscriptions:	AED	49,927

9.1 Advance Payment to Suppliers

As of June 30, 2025, the Company has made advance payments totaling AED 639,691 (USD 174,208) to various suppliers for the procurement of materials, and related systems. The breakdown of these advance payments is as follows:

1.	Siemens: AED 241,098 — Autonomous Navigation System

2.	Dubai World Trade Centre AED 266,518 - GITEX global 2025 Exhibition (October 13to October 17, 2025)

3.	Other Local Suppliers: AED 132,075

As of December 31, 2024, the Company has made advance payments totaling AED 3,381,872 to various suppliers for the procurement of machines, equipment, and related systems. The breakdown of these advance payments is as follows:

1.	DMG MORI Middle East FZE: AED 2,588,660— Machines and Equipment Supplier

2.	Creative Colors Design: AED 449,300—Fit out Supplier

3.	Siemens: AED 241,098 — Autonomous Navigation System

4.	Other Local Suppliers: AED 102,814

These advance payments are recorded as current assets in the financial statements and represent amounts paid in advance for goods and services to be received in the future.

10. CASH AND CASH EQUIVALENTS

	June 30, 2025		December 31, 2024
	USD	AED	AED
Cash in hand	3,014	11,066	11,052
Cash-in-transit	4,198,039	15,415,200	-
Cash at bank	37,974	139,442	36,785
	4,239,027	15,565,708	47,837

11. RELATED PARTY TRANSACTIONS AND BALANCES

Balances with related parties during the period as follows.

Name of party	Relationship
Egor Romanyuk	Majority Shareholder of the Company
Fareed Aljawhari	Director of the company and shareholder
Rajesh Venkataraman	Shareholder of the Company
Fares Abu Baker	Shareholder of the Company
Diamond Developers	Owned by Fares Abu Baker (shareholder)
Art Alexander Balikin	Shareholder of the Company

11.1 Due to related parties

	June 30, 2025		December 31, 2024
	USD	AED	AED
Mr. Egor Romanyuk	-	-	9,715,566
Mr. Fareed Aljawhari	12,990	47,700	10,670,015
Mr. Rajesh Venkataraman	-	-	855,806
Mr.Fares Abu Baker	40,850	150,000	-
Diamond Developers	86,291	316,861	-
Art Alexander Balikin	30,000	110,160	-
	170,131	624,721	21,241,387

Loan from Mr. Egor Romanyuk

During the period ended June 30, 2025, and December 31, 2024, the Company entered into the following related party transactions:

			June 30, 2025			December 31, 2024
	Amount		Management	Total	Total	Management	Total
Date of Loan	(AED)	% (annual)	Fee (AED)	(AED)	(USD)	Fee (AED)	(AED)
May 1, 2023	3,968,987	20%	1,520,176	5,489,163	1,494,870	1,322,996	5,291,980
December 11, 2023	446,857	20%	116,305	563,162	153,367	94,417	541,274
December 25, 2023	365,300	20%	92,276	457,576	124,612	74,435	439,735
December 31, 2023	119,978	0%	-	119,978	32,674	-	119,978
May 18, 2024	175,025	20%	35,005	210,030	57,198	35,005	210,030
August 16, 2024	372,323	20%	74,465	446,788	121,674	74,465	446,788
September 30, 2024	219,527	20%	43,905	263,432	71,741	43,905	263,432
October 18, 2024	300,000	20%	60,000	360,000	98,039	60,000	360,000
October 28, 2024	150,000	20%	30,000	180,000	49,020	30,000	180,000
November 6, 2024	78,758	20%	15,752	94,510	25,738	15,752	94,510
November 8, 2024	78,758	20%	15,752	94,510	25,738	15,752	94,510
December 4, 2024	1,761,600	0%	-	1,761,600	479,739	-	1,761,600
Total	8,037,113		2,003,636	10,040,749	2,734,410	1,766,727	9,803,837
Repayments during 2024				(88,271)	(24,039)		(88,271)
Repayments during 2025				(9,952,478)	(2,710,371)		-
Net Balance				-	-		9,715,566

These transactions are considered related party transactions and have been conducted on terms agreed upon between the parties involved. The company repaid all loans outstanding to Egor Romanyuk as of March 30, 2025, on March 30, 2025.

The Company reviewed and determined that imputed interest expense of Amount Due Without Fees (interest-free loan) is immaterial for the period ended June 30, 2025, and the year ended December 31, 2024.

Loan from Mr. Fareed Aljawhari

During the period ended June 30, 2025, and December 31, 2024, the Company entered into the following related party transactions with Mr. Fareed Aljawhari:

		Principal	Balance at June 30, 2025		Balance at December 31, 2024
		Amount	Total	Total	Total
	Commission	(AED)	(AED)	(USD)	(AED)
January 31, 2024	0%	2,000,000	-	-	475,201
February 29, 2024	0%	1,913,600	-	-	1,848,886
March 31, 2024	0%	1,180,000	-	-	1,140,095
April 30, 2024	0%	475,000	-	-	458,937
May 31, 2024	0%	2,500,000	-	-	2,415,455
July 31, 2024 - 1	0%	1,139,507	-	-	1,101,266
July 31, 2024 - 2	0%	146,120	-	-	141,216
October 26, 2024	0%	500,000	-	-	484,391
November 22, 2024	0%	793,797	-	-	762,984
December 11, 2024	0%	1,908,400	-	-	1,841,584
January 31, 2025	0%	950,000	47,700	12,990	-
		13,506,424	47,700	12,990	10,670,015

The Company received a loan amounting to AED 950,000 and repaid AED 13,458,724 for the period ended June 30, 2025. This loan does not carry any associated management fee. In connection with these loans, the Company will repay this amount within one month after IPO. The initial fair value of loans received in 2024 and in 2025 was determined to be AED 11,009,981 (USD 2,998,361) and AED 921,567 (USD 250,971) , which was determined using an estimated effective interest rate of 20% and estimated maturity date of March 11, 2025. The difference between the face value and the fair value of the loans received in 2024 and in 2025 of AED 1,546,443 (USD 421,145) and AED 28,433 (USD 7,743) has been recognized as additional paid in capital during the year ended December 31, 2024 and the period ended June 30, 2025. Imputed interest expense of loans received in 2024 and 2025 is AED 1,160,034 ( USD 315,913) and AED 414,842 (USD 112,975) for the year ended December 31, 2024.

Loan from Mr. Rajesh Venkataraman

On October 25, 2024, the Company received a loan of AED 700,000 from Mr. Rajesh Venkataraman for operational purposes. The loan agreement specifies a monthly management fee of 10% on the principal amount. The loan, along with the accumulated management fee, is scheduled for repayment within three months after the IPO. As of December 31, 2024, the total outstanding amount, including the management fee, is AED 855,806.

In March 2025, the total outstanding amount, including the management fee, was AED 1,050,000. The company made a repayment on March 13, 2025.

11.2. Payable for shares

	June 30, 2025		December 31, 2024
	USD	AED	AED
Payable for ordinary share (note 2)	27,233	100,000	100,000
	27,233	100,000	100,000

Micropolis Holding acquired 100 shares of Micropolis Dubai for a total consideration of AED 100,000. The transaction has been recorded as a payable in the financial statements, reflecting the obligation to settle the purchase price for the acquired shares.

12. EMPLOYEES’ END-OF-SERVICE BENEFITS

	June 30, 2025		December 31, 2024
	USD	AED	AED
Balance at the beginning of the year	166,606	611,777	412,678
Add: provided for the period*	26,187	96,160	355,819
Less: paid during the period	(15,996)	(58,738)	(156,720)
Balance at the end of the period	176,797	649,199	611,777

*	As per the court ruling on December 10, 2024, a payment of AED 142,326 was made to Arsalan Masood as part of his end of service benefits. This amount represents the actual expense recognized in accordance with the legal decision. The stated amount has already been deducted from the advance payment account. The remaining balance will be transferred to our bank by the court in 2025.

13. TRADE AND OTHER PAYABLES

	June 30, 2025		December 31, 2024
	USD	AED	AED
Trade payables	113,100	415,302	755,266
Staff payables	20,425	75,000	1,716,998
Accrued Expenses	43,031	158,010	84,591
PDC payables	60,493	222,130	64,860
Payables to former related party	-	-	466,861
Profit share payable ( FGT )*	27,829	102,188	72,851
Other payables**	14,306	52,532	52,844
	279,184	1,025,162	3,214,271

*	Profit Share Payable (FGT): The Company has agreed with Future General Trading (FGT) to share 100% of the net profit from 3D printing sales. For the year ending December 31, 2024, total sales from 3D printing amounted to AED 130,043, with a cost of AED 57,192, resulting in a net profit of AED 72,851. As per the agreement, FGT is entitled to 100% of the net profit, and the profit share payable to FGT is AED 72,851, which is recognized as a liability as of December 31, 2024

For the period ended June 30, 2025, total sales from 3D printing amounted to AED 59,044, with a cost of AED 29,707, resulting in a net profit of AED 29,337. As per the agreement, FGT is entitled to 100% of this profit, and a profit share payable of AED 29,337 was recognized as a liability as of June 30, 2025.

Accordingly, the total profit share payable to FGT as of June 30, 2025, amounts to AED 102,188, fully recognized as a liability in the Company’s financial statements.

**	Payables to former related party represent amounts owing to the former controlling shareholder (and related corporation) of the Micropolis Dubai for operating expenses paid on behalf of Micropolis Dubai. The shareholder ceased being a controlling shareholder and related party, during the fiscal year ended 2021. The Company intends to repay amounts when funds are available. The amounts are due on demand, do not accrue interest, and are unsecured.

14. CONTRACT LIABILITIES

	June 30, 2025		December 31, 2024
	USD	AED	AED
Future General Trading LLC -Machinery Investment	537,604	1,974,081	1,974,081
Future General Trading LLC -Autonomous Investment	3,282,925	12,054,900	12,054,900
	3,820,529	14,028,981	14,028,981

Below we describe the two agreements in detail.

14.1 Future General Trading LLC — Autonomous Investment

This agreement is made effective as of April 26, 2023. The primary purpose of this investment financed by Future General Trading LLC, is to finance the development and production of Autonomous Police Patrols. These robots will be used as Autonomous Police Patrols and other commercial robotic applications, including crime detection and security software called Microspot. The Company will pay the investor, Future General Trading LLC, royalty of 25% of the total selling price of each unit sold until the investment amount is paid back, and thereafter 25% of the margin on each unit sold in perpetuity. The Company will receive the financial commitment as follows;

Total Agreed Investment Amount: $3.3 million (AED 12.1 million)

●	$500,000 (AED 1,836,000) in Month 1

●	$275,000 (AED 1,009,800) monthly from Month 2 to Month 9

●	$200,000 (AED 734,400) monthly from Month 10 to Month 12

June 30, 2025, the total amount received under this agreement was approximately AED 12.1 million.

All items will be delivered. The Company expects the delivery date in the fourth quarter of fiscal year-end 2025.

14.2 Future General Trading LLC — Machinery Investment

This agreement is made effective as of November 18, 2023. The primary purpose of this investment is to fund the purchase and installation of a DMG Mori DMU 75 Monoblock CNC machine and a TPM 600P SLS 3D Printing machine, collectively referred to as “the Machines”. This is expected to significantly improve the production capabilities of Micropolis, for legal support, staffing, production, quality control and reporting.

The total agreed investment amount is USD 774,800 (AED 2.8 million). The Company and the investors also agreed to form subsequently a Special purpose vehicle (SPV), and investor will have 50% stake in that SPV. However, due to the delay in the project and the machine arrival, the total amount received under this agreement was approximately AED 2.0 million.

The Company received the TPM 600P SLS 3D Printing machine in March 2024. and the company received the DMU 75 Monoblock CNC machine in February 2025 and was put into operation the same month.

The table below summarizes the maturities of the Company’s contract liabilities at June 30, 2025 and 2024:

	Less than	One to two
June 30, 2025	one year	year	Total
	AED	AED	AED
Contract liabilities in AED	14,028,981	-	14,028,981
Amount in USD	3,820,529	-	3,820,529

December 31, 2024	Less than one year	One to two year	Total
	AED	AED	AED
Contract liabilities in AED	14,028,981	-	14,028,981

15. LEASE LIABITITY

LEASE LIABITITY	June 30, 2025		December 31, 2024
	USD	AED	AED
Payable after one year (within 2 years)	43,078	158,184	504,048
Payable within one year	199,697	733,289	876,818
	242,775	891,473	1,380,866

The movement in lease liability was as follows:

	June 30, 2025		December 31, 2024
	USD	AED	AED
Balance at the beginning of the year	376,053	1,380,866	2,180,163
Lease additions during the period	-	-	183,603
Add: interest accretion	3,984	14,631	46,480
Less: payments made during the period	(137,262)	(504,024)	(1,029,380)
Balance at the end of the period	242,775	891,473	1,380,866

Maturity analysis of the lease liability as at reporting date was as follows:

	Within	Within
	1 year	2 years	Total
	AED	AED	AED
June 30, 2025
Gross lease liabilities	746,816	158,844	905,660
Less: Future interest	(13,527)	(660)	(14,187)
Net lease liabilities	733,289	158,184	891,473
Amount in USD	199,697	43,078	242,775

15.1 The Company has issued post dated cheques of AED 3,176,875 and AED 960,000 which were written in advance for the usage of warehouse premises and equipment for a lease period of 60 and 48 months respectively. As per IFRS 16 ‘Leases’ standard (Note 5) the present value of future cashflows (inclusive of VAT) had been discounted at the incremental borrowing rate of 2.5% for the calculation of right of use asset (Note 8) and the liabilities.

16. REVENUE

The company recognized revenue of AED 59,044 (USD 16,080) from 3D printing sales for the period ended June 30, 2025 (2024: AED 32,796). Revenue is recorded based on the milestone completed with the Company’s revenue recognition policy.

17 OPERATING EXPENSES

17.1 Cost of revenue

	June 30, 2025		June 30, 2024
	USD	AED	AED

Material consumed	8,090	29,707	10,020
Direct salaries and wages	-	-	-
	8,090	29,707	10,020

17.2 Administrative Expenses

	June 30, 2025		June 30, 2024
	USD	AED	AED

Employees benefit expenses	1,444,294	5,303,448	5,252,000
Accommodation expenses	52,186	191,627	170,392
Rent expenses (*)	31,206	114,590	117,573
Depreciation of property plant and equipment (note 6)	175,412	644,113	487,543
Depreciation of right of use asset (note 8)	130,968	480,915	475,543
Utilities and office expenses	52,795	193,862	256,646
Telephone expenses	10,748	39,465	36,154
Government and license fee	2,467	9,060	2,340
Transport expenses	25,462	93,497	145,254
Repairs and maintenance	13,541	49,720	67,329
Bank charges	11,300	41,491	41,547
Professional fee	338,984	1,244,745	970,768
IT expenses	47,668	175,036	236,153
Amortization (note 7)	1,972	7,242	4,118
Foreign exchange loss or gain	29,445	108,122	-
Management Fees	110,639	406,266	478,114
	2,479,087	9,103,199	8,741,474

(*)	The Company adopted IFRS 16 Leases with effect from January 1, 2019. There were no right of use assets and corresponding lease liability recognized as the lease considered as short-term lease.

17.3 Research and development cost

	June 30, 2025		June 30, 2024
	USD	AED	AED

Research and development cost	259,398	952,509	1,781,994

17.4 Profit Distribution Expense

	June 30, 2025		June 30, 2024
	USD	AED	AED

Profit distribution expense	7,989	29,337	-

The Company has agreed with Future General Trading (FGT) to share 100% of the net profit from 3D printing sales. for the period ended June 30, 2025, total sales from 3D printing amounted to AED 59,044 with a cost of AED 29,707, resulting in a net profit of AED 29,337. As per the agreement, FGT is entitled to 100% of the net profit, and the profit share payable to FGT is AED 29,337, which is recognized as a liability as of June 30, 2025.

17.5 Marketing

	June 30, 2025		June 30, 2024
	USD	AED	AED

Marketing expenses	427,677	1,570,429	726,740

18. OTHER INCOME AND FINANCE EXPENSE

18.1 Other Income

The other income for the period ended June 30, 2025, totals AED 4,978 (USD 1,356). This amount includes revenue from the sale of scrap items and cash back from a prepaid card. These revenues are classified separately to clarify the entity’s non-core income sources.

The other income for the period ended June 30, 2024, totals AED 17,727. This amount includes revenue from the sale of scrap items and cash back from a prepaid card. These revenues are classified separately to clarify the entity’s non-core income sources entity’s non-core income sources.

18.2 Finance expense

FINANCE EXPENSE

	June 30, 2025		June 30, 2024
	USD	AED	AED
Imputed interest from due to related party	112,975	414,842	331,950
Interest expense from lease	3,984	14,631	25,493
	116,959	429,473	357,443

19. COMMITMENTS AND CONTINGENCIES

19.1 Capital expenditure commitments

The Company did not have capital expenditure commitments at the reporting date.

19.2 Operating expenditure commitments

The Company has committed rental expense of AED 114,590 (USD 31,206) as of June 30, 2025 (2024 — AED

117,573) and rent agreements are renewable on an annual basis.

19.3 Contingent liabilities

	June 30, 2025		December 31, 2024
	USD	AED	AED
Labor guarantees	34,041	125,000	125,000

20. RISK MANAGEMENT

20.1 Credit risk

Credit risk is limited to the carrying values of financial assets in the statement of financial position, and is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk on its bank balances and trade and other receivables as follows:

	June 30, 2025		December 31, 2024
	USD	AED	AED
Cash at bank (note 10)	4,236,013	15,554,642	36,785
Trade receivables (note 8)	19,617	72,033	88,463
Other receivables (excluding prepaid expenses and advances) (note 9)	162,335	596,094	609,379
	4,417,965	16,222,769	734,627

The Company seeks to limit its credit risk with respect to banks by dealing with reputable banks only.

Due from related party and other receivables (excluding advances and prepaid expenses) relate to transactions arising in the normal course of business with minimal credit risk.

Credit risks related to trade receivables are managed subject to the Company’s policies, procedures and controls relating to customer credit risk management. Credit limits are established for all customers based on internal rating criteria and the credit quality of customers is assessed by management. Outstanding customer receivables are regularly monitored. The requirement for an impairment is analyzed at each reporting date on an individual basis for major customers. Additionally, minor receivables are grouped into homogenous groups and assessed for impairment collectively. The Company does not hold collateral as security.

20.2 Liquidity risk

Liquidity risk is the risk that the Company may not have sufficient liquid funds to meet its liabilities as they fall due. Prudent liquidity risk management requires maintaining sufficient cash and the availability of funding to meet obligations when due. The Company limits its liquidity risk by ensuring funds from the shareholder and related parties are available, as required.

The Company terms of contract require amounts to be paid within 90 days of the date of sale.

Trade payables are normally settled within 30 days of the date of purchase.

The table below summarizes the maturities of the Company financial liabilities at June 30, 2025 and December 31 2024.

	Less than	More than
	one year	one year (*)	Total
	AED	AED	AED
June 30, 2025
Due to related parties (note 11)	624,721	-	624,721
Trade and other payables (note 13)	1,025,162	-	1,025,162
Lease liability (note 15)	733,289	158,184	891,473
Amount in AED	2,383,172	158,184	2,541,356
Amount in USD	649,012	43,078	692,090

	Less than	More than
	one year	one year (*)	Total
	AED	AED	AED
December 31, 2024
Due to related parties (note 11)	21,241,387	-	21,241,387
Trade and other payables (note 13)	3,214,271	-	3,214,271
Lease liability (note 15)	876,818	504,048	1,380,866
Amount in AED	25,332,476	504,048	25,836,524

(*)	There are no liabilities more than five years.

20.3 Foreign currency risk

Foreign currency risk is the risk that an adverse movement in currency exchange rates can affect the financial performance of the Company and can arise on financial instruments that are denominated in a currency other than the functional currency in which they are measured. Most of the Company’s transactions are carried out in AED, hence no material risk arises.

Translations of balances in the statement of financial position, the statement of comprehensive income and the statements of cash flows from AED into USD as of and for the period ended June 30, 2025 are solely for the convenience of the reader and were calculated at the rate of USD 1.00 to AED 3.672, representing the noon buying rate in the City of New York for cable transfers of AED as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2025 . No representation is made that the AED amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on June 30, 2025 , or at any other rate.

21. ORDINARY SHARE

Micropolis holding was incorporated under the laws of Cayman Islands and is principally engaged in the development of advanced robotics and autonomous systems. The Company’s authorized capital amounts to 200,000,000 shares.

On March 6, 2025, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Network1 Financial Securities, Inc. (the “Underwriter”), relating to the Company’s initial public offering (the “IPO”) of 3,875,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), for a price of $4 per share. On March 10, 2025, the Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-276231) (the “Registration Statement”), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 22, 2023, as amended, and declared effective by the SEC on March 6, 2025.

3,875,000 Ordinary Shares were sold at an offering price of $4 per share, generating gross proceeds of $15.5 million to the Company, before underwriting discounts and other offering expenses. The IPO was conducted on a firm commitment basis. The Ordinary Shares were approved for listing on NYSE American LLC and commenced trading under the ticker symbol “MCRP” on March 7, 2025. The Company recorded IPO offering expenses of $6,167,050 as a reduction of equity.

On March 24, 2025 and April 14, 2025, respectively, the Company issued 131,748 ordinary shares to Olimp Projects LLC and 881,699 ordinary shares to Art Alexander Balikin pursuant to the cashless exercise of 1,016,250 warrants issued to Olimp Projects LLC.

21.1 Warrant

On March 6, 2025, the Company issued 1,016,250 warrants to Olimp Projects LLC for IPO consulting services, based on the consulting agreement signed on January 1, 2023. Pursuant to the Olimp Warrant, the number of shares for which such warrant is exercisable shall represent 3% of the issued and outstanding ordinary shares of the Company. The warrants were exercisable immediately on the date of issuance until the fifth anniversary of the issuance date at a price of $0.01 per share. The Company valued warrants of approximately $4 million using the Black-Scholes pricing model and recognized it as offering expense for IPO.

On March 10, 2025, the Company also issued warrants to the Underwriter and its designees, which are exercisable during the period commencing from March 10, 2025, and expiring five years from the commencement of sales of the Ordinary Shares in the IPO, entitling the holders of the warrants to purchase an aggregate of 232,500 Ordinary Shares at a per share price of $5 (the “Underwriter’s Warrants”). The Company valued underwriters’ warrants of $0 using residual method.

For the six months ended June 30, 2025, the estimated fair values of the warrant are as follows:

March 7,
2025
Exercise price	$0.01
Stock price	$4.00
Term	5 years
Expected average volatility	93%
Expected dividend yield	-
Risk-free interest rate	4.09%

The Black-Scholes model, which requires six basic data inputs: the exercise or strike price, time to expiration, the risk-free interest rate, the current stock price, the estimated volatility of the stock price in the future, and the dividend rate. Changes to these inputs could produce a significantly higher or lower fair value measurement. The current stock price is based on the Company’s IPO price. Expected volatility is based on the historical stock price volatility of comparable companies’ common stock, as our stock does not have sufficient historical trading activity. Risk free interest rates were obtained from U.S. Treasury rates for the applicable periods.

A summary of activity during the six months ended June 30, 2025, is as follows:

	Warrants Outstanding		Weighted Average
	Number of Warrants	Weighted Average Exercise Price	Remaining life (years)
Outstanding, December 31, 2024	-	$-	-
Granted	1,248,750	0.94	5.00
Expired / cancelled	-	-	-
Exercised	(1,016,250)	0.01
Outstanding, June 30, 2025	232,500	$5.00	4.70

As of June 30, 2025, all outstanding warrants are exercisable and the intrinsic value of the warrants is $0.

22. EARNINGS PER SHARE

	June 30, 2025		June 30, 2024
	USD	AED	AED
	Basic and Diluted	Basic and Diluted	Basic and Diluted

Earnings
Losses attributable to Micropolis Shareowners	(3,281,764)	(12,050,632)	(11,567,148)

Number of Shares
Weighted average number of shares	32,052,243	32,052,243	30,000,000

Earnings per Share
Losses attributable to Micropolis Shareowners per share	(0.10)	(0.38)	(0.39)

23. SUBSEQUENT EVENTS

23.1

The company entered into Convertible Note agreement with the new investor. The agreement is between Micropolis Holding Company and Streeterville Capital, LLC (the Investor). Under the deal, the Investor is purchasing a convertible promissory note worth $5,430,000 (with a $400,000 discount and $30,000 in transaction expenses, leaving a net purchase price of $5,000,000) along with a warrant to purchase company shares. The Note carries 8% annual interest and matures in 14 months. It is convertible into ordinary shares of the company at a conversion price of $2.75 per share

The note is guaranteed by Micropolis subsidiary and includes standard protections such as mandatory prepayment from future financings, a “most favored nation” clause, and a 50% participation right in future financings. The Company must reserve 6,750,000 shares to cover conversions and warrant exercises, and file an SEC registration statement covering at least 7,100,000 shares for resale.

In addition to the Note, the Investor receives a warrant to purchase 5,000,000 ordinary shares at an exercise price of $5.00 per share. The Warrant is exercisable starting six months after issuance (or earlier if the registration statement becomes effective) and expires the earlier of nine months after registration effectiveness or fourteen months after issuance. It can be exercised for cash or on a cashless basis, with anti-dilution protections lowering the exercise price if future securities are issued below $5.00.